[CYPRESS SHARPRIDGE INVESTMENTS, INC. LETTERHEAD]

October 16, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Elaine Wolff

Cypress Sharpridge Investments, Inc.

Registration Statement on Form S-11 (File No. 333-142236)

Dear Ms. Wolff:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cypress Sharpridge Investments, Inc. (the “Company”) hereby requests acceleration of the effective date of the above captioned Registration Statement to 4:00 p.m., Eastern time, on Thursday, October 18, 2007, or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CYPRESS SHARPRIDGE INVESTMENTS, INC.

By:	/s/ Kevin E. Grant
Kevin E. Grant President and Chief Executive Officer

October 16, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cypress Sharpridge Investments, Inc. (the “Company”)

Registration Statement on Form S-11

Registration No. 333-142236

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement may become effective by 4:00 PM on Thursday, October 18, 2007 or as soon thereafter as practicable.

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

In connection with the foregoing and pursuant to Rule 460 please be advised that the number of Preliminary Prospectuses dated October 5, 2007 as distributed between October 5, 2007 and October 16, 2007 is as follows:

Number of Copies Dated October 5, 2007:

To Prospective Underwriters	0

To Institutions	6,945

To Others (i.e. companies providing deal statistics)	0

Total	6,945

Sincerely,

BEAR, STEARNS & CO. INC.

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

UBS SECURITIES LLC,

As Representatives of the Underwriters

By: BEAR, STEARNS & CO. INC.

/s/ Stephen Parish

Name: Stephen Parish

Title: Senior Managing Director